UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tribune Media Company

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

896047 50 3

(CUSIP Number)

Barry Faber, Esq.

Executive Vice President, General Counsel, Distribution and Network Relations

Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, MD 21030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2017

(Date of Event Which Requires Filing of this Statement)

Copies to:

Philip Richter, Esq.	Jeffrey B. Grill, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP	Pillsbury Winthrop Shaw Pittman LLP
One New York Plaza	1200 Seventeenth Street NW
New York, New York 10004	Washington, DC 20036
Phone: 212-859-8763	Phone: (202) 663-8000
Email: philip.richter@friedfrank.com	Email: jeffrey.grill@pillsburylaw.com

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 896047 50 3

1	Name of Reporting Persons Sinclair Broadcast Group, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,181,961 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,181,961 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3% (2)

14	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of the Issuer is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares of Class A Common Stock by virtue of the obligations, including the grant to the Reporting Person of a voting proxy by, each of Oaktree Tribune, L.P., a Delaware limited partnership (“Oaktree Tribune”) and OCM FIE, LLC, a Delaware limited liability company (together with Oaktree Tribune, the “Oaktree Entities”) under a voting and support agreement (the “Oaktree Support Agreement”) described in Items 3, 4 and 5 of this Schedule 13D, for the benefit of the Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such shares of Class A Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)

This percentage is based on (i) 86,919,319 shares of Class A Common Stock issued and outstanding as of May 4, 2017, in reliance on the representation made by the Issuer in the Agreement and Plan of Merger, dated as of May 8, 2017, by and among the Reporting Person and the Issuer and (ii) 36,514 shares of Class A Common Stock owned by OCM and 14,145,447 shares of Class A Common Stock beneficially owned by Oaktree Tribune.

Item 1.                                 Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Tribune Media Company, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 435 North Michigan Avenue, Chicago, Illinois, 60611.

Item 2.                                 Identity and Background.

(a)              This Schedule 13D is filed by Sinclair Broadcast Group, Inc., a Maryland corporation (the “Reporting Person”).

(b)              The address of the principal business office of the Reporting Person is 10706 Beaver Dam Road, Hunt Valley, MD 21030.

(c)               The principal business of the Reporting Person is the operation of a diversified television broadcasting company.  The names of the directors and executive officers of the Reporting Person and their business address are set forth on Schedule A hereto.

(d)              During the last five years, the Reporting Person has not, and to the Reporting Person’s knowledge, none of the persons listed on Schedule A hereto has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               During the last five years, the Reporting Person has not, and to the Reporting Person’s knowledge, none of the persons listed on Schedule A hereto has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)                The citizenship of each of the persons listed on Schedule A hereto is set forth on Schedule A hereto.

Item 3.                                 Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 below, the Reporting Person and the Issuer entered into the Agreement and Plan of Merger, dated as of May 8, 2017 (the “Merger Agreement”) pursuant to which Samson Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Reporting Person (“Merger Sub”), will be merged with and into Issuer (the “Merger”), with Issuer surviving the Merger as a wholly-owned subsidiary of the Reporting Person (the “Surviving Corporation”).

As a condition to the willingness of the Reporting Person to enter into the Merger Agreement, Oaktree Tribune, L.P., a Delaware limited partnership (“Oaktree Tribune”), and OCM FIE, LLC, a Delaware limited liability company (together with Oaktree Tribune, the “Oaktree Entities” and each an “Oaktree Entity”), entered into a voting and support agreement, dated as of May 8, 2017, with the Reporting Person (the “Oaktree Support Agreement”).  Pursuant to the Oaktree Support Agreement, the Oaktree Entities have agreed, among other things, to vote 14,181,961 shares of Class A Common Stock of the Issuer held by them (together with any additional shares of capital stock of the Issuer acquired by the Oaktree Entities after the date of the Oaktree Support Agreement) (the “Issuer Shares”) in favor of the adoption of the Merger Agreement and the transactions contemplated under the Merger Agreement, subject to the terms of the Oaktree Support Agreement.  The Reporting Person did not pay additional consideration to the Oaktree Entities in connection with the execution and delivery of the Oaktree Support Agreement.

Item 4.                                 Purpose of Transaction

Merger Agreement

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Issuer, with Issuer surviving the Merger as a wholly-owned subsidiary of the Reporting Person.  In the Merger, each share of Class A Common Stock and each share of Class B Common Stock, par value $0.001 per share, of the Issuer will be converted into the right to receive (i) $35.00 in cash, without interest and less any required withholding taxes (such amount, the “Cash Consideration”), and (ii) 0.2300 of a validly issued, fully paid and nonassessable share of Class A common stock, $0.01 par value per share, of the Reporting Person (the “Stock Consideration”, and together with the Cash Consideration, the “Merger Consideration”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (i) the certificate of incorporation of the Issuer will be amended and restated to be in the form attached to the Merger Agreement, (ii) the bylaws of the Surviving Corporation will be amended and restated in their entirety to be substantially in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time, (iii) the directors of Merger Sub immediately before the Effective Time will be the initial directors of the Surviving Corporation, until the earlier of their death, resignation, incapacity or removal, or until their respective successors are duly elected and qualified, as the case may be, and (iv) the officers of the Issuer immediately before the Effective Time will be the initial officers of the Surviving Corporation.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached to this report as Exhibit 1 and which is incorporated herein by reference.

Voting Agreement

Pursuant to the Oaktree Support Agreement, during the period from May 8, 2017 until the earlier to occur of (x) the time at which the approval of the Merger and the adoption of the Merger Agreement by the Company’s stockholders is obtained and (y) the termination of the Merger Agreement (the “Voting Period”), each of the Oaktree Entities has agreed (i) to take all actions as may be required to cause all Issuer Shares owned by such Oaktree Entity as of the record date for meeting of the stockholders (including at any adjournments or postponements thereof) held to vote on the Merger Agreement and the Merger to be voted at such meeting in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (ii) to vote or execute consents, as applicable, with respect to the Issuer Shares owned by such Oaktree Entity as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Issuer Shares beneficially owned by such Oaktree Entity as of the applicable record date) against (A) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of the covenants or agreements of the Issuer contained in the Merger Agreement or of such Oaktree Entity contained in the Oaktree Support Agreement and (B) any alternative acquisition proposal made prior to the termination of the Merger Agreement.

In addition, as part of the Oaktree Support Agreement, and as security for and in furtherance of the agreements described in the preceding paragraph, in the event that any of the Oaktree Entities fail to take any of the actions required to be taken by such Oaktree Entity in the preceding paragraph, each Oaktree Entity irrevocably appointed the Reporting Person and any of its designees, and each of them individually, as such Oaktree entity’s proxy and attorney-in-fact, to vote or execute consents with respect to the Issuer Shares owned by the Oaktree Entity as of the applicable record date, to the extent and in the manner specified in the preceding paragraph.

Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto are incorporated by reference herein.  By reason of the rights and benefits afforded to the Reporting Person under the Oaktree Support Agreement, the Reporting Person may be deemed to have beneficial ownership of all such shares described in Items 7 through 11 of the cover page of this Schedule D.  All shares reported as beneficially owned due to the Oaktree Support Agreement are reported to the knowledge of the Reporting Person.

In addition, each Oaktree Entity agreed that such Oaktree Entity will not, during the Voting Period, (i) with limited exceptions, transfer any Issuer Shares, (ii) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer which constitutes, or would reasonably be expected to lead to, an alternative acquisition proposal, (iii) participate in any discussions or negotiations regarding, or furnish to any person (other than the Reporting Person or its affiliates or their respective representatives) any nonpublic information relating to the Issuer and its subsidiaries, in connection with any alternative acquisition proposal, (iv) approve or enter into any letter of intent, merger agreement or other similar agreement providing for an alternative acquisition proposal or (v) resolve or agree to take any of the actions set forth in the foregoing clauses (ii) — (iv), provided, that with respect to the foregoing clauses (ii) — (v), each Oaktree Entity is permitted to take any of the actions that the Issuer or its representatives is permitted to take under the Merger Agreement.

The Oaktree Support Agreement terminates upon the earliest of (i) the effective time of the Merger, (ii) a termination of the Merger Agreement in accordance with its terms, and (iii) the date that the Merger Agreement is amended or modified or a provision thereof is waived in a manner that alters or changes the amount or kind of consideration to be paid to the Issuer’s stockholders.

The foregoing summary of the Oaktree Support Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Oaktree Support Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 5.                                 Interest in Securities of the Issuer.

(a) and (b)

Because of the rights and benefits afforded to the Reporting Person under the Oaktree Support Agreement, the Reporting Person may be deemed to have shared power to vote 14,181,961 shares of Class A Common Stock, and therefore, for purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of 14,181,961 shares of Class A Common Stock.

Based on (i) 86,919,319 shares of Class A Common Stock issued and outstanding as of May 4, 2017, in reliance on the representation made by the Issuer in the Merger Agreement and (ii) the 14,181,961 Issuer Shares subject to the the Oaktree Support Agreement, the Reporting Person may be deemed to beneficially own approximately 16.3% of the outstanding Class A Common Stock.  The Reporting Person expressly disclaims beneficial ownership of all shares of capital stock of the Issuer subject to the Oaktree Support Agreement, and nothing herein shall be deemed an admission by the Reporting Person as to the beneficial ownership of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

To the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto is the beneficial owner of any shares of capital stock of the Issuer.

(c)           Except as described in this Schedule 13D, there has been no transactions in shares of Class A Common Stock effected by the Reporting Person, or, to the Reporting Person’s knowledge, any of the persons listed on Schedule A hereto, during the past 60 days.

(d)           The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, the shares of capital stock of the Issuer subject to the Oaktree Support Agreement.

(e)           Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of, and in the Schedule to, this Schedule 13D, and the agreements filed as Exhibits hereto, are incorporated herein by reference.

The descriptions of the Merger Agreement and the Oaktree Support Agreement set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, which are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D are hereby incorporated by reference into this Item 6.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit 1:                   Agreement and Plan of Merger, dated as of May 8, 2017, by and among Tribune Media Company, Sinclair Broadcast Company, Inc. and Samson Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Sinclair Broadcast Group, Inc.’s Current Report on Form 8-K filed May 9, 2017).

Exhibit 2:                   Voting and Support Agreement, dated as of May 8, 2017, by and among Sinclair Broadcast Group, Inc., Oaktree Tribune, L.P. and OCM FIE, LLC (incorporated by reference to Exhibit 10.1 to Sinclair Broadcast Group, Inc.’s Current Report on Form 8-K filed May 9, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 16, 2017	Sinclair Broadcast Group, Inc.

	By:	/s/ David R. Bochenek
Name: David R. Bochenek
Title: Senior Vice President/Chief Accounting Officer

EXHIBIT INDEX

Exhibit 1:

Agreement and Plan of Merger, dated as of May 8, 2017, by and among Tribune Media Company, Sinclair Broadcast Company, Inc. and Samson Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Sinclair Broadcast Group, Inc.’s Current Report on Form 8-K filed May 9, 2017).

Exhibit 2:

Voting and Support Agreement, dated as of May 8, 2017, by and among Sinclair Broadcast Group, Inc., Oaktree Tribune, L.P. and OCM FIE, LLC (incorporated by reference to Exhibit 10.1 to Sinclair Broadcast Group, Inc.’s Current Report on Form 8-K filed May 9, 2017).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SINCLAIR BROADCAST GROUP, INC.

The following is a list of the directors and executive officers of Sinclair Broadcast Group, Inc. (the “Reporting Person”), setting forth the name, business address, present position with the Reporting Person, and present principal occupation or employment (along with the name of any corporation or other organization in which such employment is conducted). All directors and executive officers of the Reporting Person listed below are citizens of the United States. The principal address of the Reporting Person, and the current business address for each individual listed below, is 10706 Beaver Dam Road, Hunt Valley, MD 21030.

Name of Directors	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship

David D. Smith	Executive Chairman, Chairman of the Board of Directors	—	U.S.

Frederick G. Smith	Vice President and Director	—	U.S.

J. Duncan Smith	Vice President, Secretary and Director	—	U.S.

Robert E. Smith	Director	Founder and Creator, Stages Music Arts	U.S.

Howard E. Friedman	Director	Founding Partner, Lanx Management LLC	U.S.

Daniel C. Keith	Director	President and Founder, Cavanaugh Group, Inc.	U.S.

Martin R. Leader	Director	Retired	U.S.

Lawrence E. McKenna	Director	Retired	U.S.

Name of Executive Officer	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship

David B. Amy	Vice Chairman	—	U.S.
Christopher S. Ripley	President, Chief Executive Officer	—	U.S.
Lucy A. Rutishauser	Senior Vice President/Chief Financial Officer/Treasurer	—	U.S.
Barry M. Faber	Executive Vice President/General Counsel/Distribution and Network Relations	—	U.S.
Steven M. Marks	Chief Operating Officer	—	U.S.
Steven J. Pruett	Executive Vice President/Chief TV Development Officer	—	U.S.

David R. Bochenek	Senior Vice President/Chief Accounting Officer	—	U.S.
Rebecca J. Hanson	Senior Vice President/Strategy and Policy	—	U.S.
Robert F. Malandra	Senior Vice President/Advance Revenue Development & Analytics of Sinclair Television Group, Inc.	—	U.S.
Delbert R. Parks, III	Senior Vice President/Chief Technology Officer of Sinclair Television Group, Inc.	—	U.S.
Donald H. Thompson	Senior Vice President/Human Resources	—	U.S.
Robert D. Weisbord	Chief Operating Officer of Sinclair Digital Group	—	U.S.